NO ACT

PE
11-24-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FI


10013788

December 20, 2010


Received SEC
DEC 20 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-20-10

Susan C. Miller
Senior Vice President,
General Counsel & Secretary
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, CA 91103-3596

Re: Avery Dennison Corporation
Incoming letter dated November 24, 2010

Dear Ms. Miller:

This is in response to your letter dated November 24, 2010 concerning the shareholder proposal submitted to Avery Dennison by James W. Mackie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avery Dennison Corporation
Incoming letter dated November 24, 2010

The proposal relates to political contributions.

There appears to be some basis for your view that Avery Dennison may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Avery Dennison's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Avery Dennison omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Avery Dennison relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Susan C. Miller
Senior Vice President, General Counsel & Secretary

Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103-3596
Phone 626 304-2395
Fax 626 304-2108
susan.miller@averydennison.com

November 24, 2010

DELIVERED BY EMAIL (shareholderproposals@sec.gov)
AND NEXT-DAY AIR

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by James W. Mackie for Inclusion in the 2011 Proxy Statement of Avery Dennison Corporation

Ladies and Gentlemen:

This letter is submitted by Avery Dennison Corporation (the "Company"), which has received a shareholder proposal (the "Proposal") from James W. Mackie for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2011 annual meeting of shareholders (the "2011 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2011 Proxy Materials for the reasons set forth in this letter. The Company notified Mr. Mackie of its intentions with respect to the Proposal in a letter dated October 6, 2010. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal; (ii) the Proposal; and (iii) a supporting opinion of the Company's Delaware counsel.

I. The Proposal

The Proposal is set forth below:

> "Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."
>
> Copies of the Proposal and supporting statements are attached to this letter as Exhibit A.

II. The Proposal May Be Excluded Because the Proof of Share Ownership Is Inadequate

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also requires shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on September 29, 2010. The Company provided the proponent with notice of these deficiencies in its October 6th letter, which stamped certified receipt evidences the proponent received on October 19, 2010.

The proponent has not responded to the Company's letter or otherwise attempted to cure the deficiencies under Rule 14a-8(f)(1). Because these deficiencies were not cured within 14 days of the Company having provided the proponent with notice of the deficiency, we believe that the Proposal may be excluded.

III. The Proposal May Be Excluded Because It Is Invalid Under State Law

A shareholder proposal may be excluded under Rule 14a-8(i)(1) if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is phrased as a mandate – that the Company must obtain the requisite level of supermajority shareholder approval before making any political contribution. This conflicts with Delaware law, which provides that a company's "business and affairs . . . shall be managed by or under the direction of a board of directors." Delaware General Corporation Law ("DGCL") Section 141(a). Indeed, Section G of Staff Legal Bulletin No. 14 states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law, and, therefore, excludable under rule 14a-8(i)(1)."

The Company's political contributions constitute an aspect of the Company's affairs, and the Proposal would deprive the Company's board of its authority to manage such affairs. Similar proposals have been viewed by the Commission to be excludable unless rewritten as recommendations. See, e.g., Archer-Daniels-Midland Company

(July 2, 2010) (proposal prohibiting use of corporate funds for political election/campaign purposes excludable unless rewritten as a recommendation or request to the board of directors); SBC Communications, Inc. (February 8, 1998) (proposal requiring SBC to obtain shareholder approval for political contributions in excess of $10,000 annually to any political party excludable unless rewritten as a recommendation). We have attached an opinion from our Delaware counsel, Richards, Layton & Finger, regarding the validity of the Proposal under Delaware law.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2011 Proxy Materials.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 626.304.2395.

Very truly yours,



Susan C. Miller
Senior Vice President,
General Counsel & Secretary

cc: James W. Mackie

H:\SCMBB\Shareholder\Letterto SEC Re Mackie Shareholder Proposal 11-24-11.Doc

James W. Mackie

FISMA & OMB Memorandum M-07-16

September 25, 2010

S.C. Miller
Senior Vice President, Secretary and General Counsel
Avery Dennison Corp
Pasadena, CA 91103

Re: Resolution for Proxy Statement

Dear Mr. Miller:

I am the owner of 1,500 shares of Avery Dennison Corpcommon stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Sincerely,



James W. Mackie

Cc: Securities and Exchange Commission

FISMA & OMB Memorandum M-07-16

James W. Mackie

FISMA & OMB Memorandum M-07-16

PHILADELPHIA PA 191

27 SEP 2010 PM 3 L



S.C. Miller
Senior Vice President, Secretary and General Counsel
Avery Dennison Corp
Pasadena, CA 91103

91103@5555



7003 1680 0002 1931 4267



Vikas Arora
Vice President,
Assistant General Counsel & Assistant Secretary

150 North Orange Grove Boulevard
Pasadena, California 91103-3596
Phone 626 304-2180
FAX 626 304-2251
vikas.arora@averydennison.com

VIA CERTIFIED MAIL 70031680000219314267
RETURN RECEIPT REQUESTED

October 6, 2010

James W. Mackie

FISMA & OMB Memorandum M-07-16

Re: Letter received September 29, 2010

Dear Mr. Mackie,

We are in receipt of your letter dated September 25, 2010 concerning your intent to submit a shareholder proposal for the 2011 annual meeting of stockholders of Avery Dennison Corporation (the "Company").

As you are aware, shareholder proposals are governed by Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal, and must continue to hold those securities through the date of the meeting.

Our records indicate that you have not been a registered holder of at least $2,000 in market value of Company common stock for at least one year prior to September 29, 2010. As of such date, our share register does not indicate that you held any shares of Company common stock.

If you own shares of Company common stock of which you are not the registered holder, please provide a written statement from the record holder of these additional shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. Please also provide the number of such shares and the dates these shares were acquired so that we may verify that you held a sufficient amount of Company securities to be eligible to submit a proposal pursuant to Rule 14a-8(b)(1).

Please include in your response a statement that you intend to continue to hold such Company common stock through April 28, 2011 (the date of the Company's 2011 annual meeting of stockholders) or you will be ineligible to submit a proposal pursuant to Rule 14a-8(b)(1).

Your response, with the requested evidence and statement, must be postmarked or transmitted electronically within fourteen (14) calendar days from the date you receive this letter. Pursuant to Rule 14a-8(f)(1), if you fail to provide the requested evidence regarding your eligibility to submit a proposal within this period, the Company may exclude your proposal from its 2011 annual meeting of stockholders.

In the event that you demonstrate that you satisfy the procedural requirements set forth in Rule 14a-8(b)(1), the Company nonetheless reserves the right to seek to exclude your proposal under the substantive provisions of Rule 14a-8.

Thank you.



Vikas Arora
Vice President,
Assistant General Counsel & Assistant Secretary

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7003 1680 0002 1931 4267

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1. Article Addressed to:

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

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B. Received by (Printed Name) J.W. Mackie

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OCT 18 2010 USPS

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Vikas Arora
Avery Dennison Corporation
150 North Orange Grove Blvd.
Pasadena, CA 91103

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1. Article Addressed to:

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery

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3. Service Type
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UNITED STATES POSTAL SERVICE



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* Sender: Please print your name, address, and ZIP+4 in this box *

Vikas Arora
Avery Dennison Corporation
160 North Orange Grove Blvd.
Pasadena, CA 91103



AVERY DENNISON

Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103-3596



7003 1680 0002 1931 4267

7003 1680 0002 1931 4267

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

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Total Postage & Fees	$

Postmark Here

Sent To James W. Mackie

Street, Apt. No.; or PO Box No.

City, State, ZIP+4

*** FISMA & OMB Memorandum M-07-16 ***

PS Form 3800, June 2002 See Reverse for Instructions

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

November 23, 2010

Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

Re: Stockholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

We have acted as special Delaware counsel to Avery Dennison Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by James W. Mackie (the "Proponent") that the Proponent intends to present at the Company's 2011 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on August 8, 2002, as amended by the Certificate of Change of Registered Agent and Registered Office, as filed with the Secretary of State on November 6, 2003, the Certificate of Merger of Avery Research Center, Inc. into the Company, as filed with the Secretary of State on November 23, 2005, the Certificate of Correction of Certificate of Merger of Avery Research Center, Inc. into the Company, as filed with the Secretary of State on October 27, 2005, the Certificate of Ownership and Merger Merging Avery Research Center, Inc. with and into the Company, as filed with the Secretary of State on October 27, 2005, the Certificate of Ownership and Merger Merging Avery Dennison Health Management Corporation with and into the Company, as filed with the Secretary of State on March 7, 2006, and the Certificate of Amendment of Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on April 23, 2010 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company, as amended on April 22, 2010 (the "Bylaws"); and

(iii) the Proposal and supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would be invalid under Delaware law and is not a proper subject for action by the stockholders of the Company. The Proposal purports to require that the Company's board of directors (the "Board of Directors") seek the approval of the holders of at least 75% of the Company's shares outstanding prior to making a political contribution. Such a mandate from the stockholders to the directors impermissibly infringes on the management authority of the Board of Directors under Delaware law, and thus is not a proper subject for stockholder action under Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. §141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. §141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not otherwise provide for any variation from the grant of power and authority to the Board of Directors provided for in Section 141(a) of the General Corporation Law.[1] In particular, the Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Thus, under the General Corporation Law the Board of Directors of the Company holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the

[1] Consistent with Section 141(a) of the General Corporation Law, Article III, Section 1 of the Bylaws provides that "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors."

> stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (internal citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In our opinion, the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of funds. In considering whether to restrain a corporation from expending funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987).

Under the proposed resolution, the Board of Directors would be required to seek stockholder approval of political contributions irrespective of whether it would be in the best interests of the stockholders of the Company. Through the Proposal, the Proponent would force the Board of Directors to undertake a course of action that clearly falls within its sole managerial prerogative and substantive decision-making, i.e., the business decision of how best to use the Company's funds. Such a result would be directly contrary to Delaware law. See, e.g., Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law is that directors, rather than shareholders, manage the business and affairs of the corporation."); Pogotstin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

If adopted by the stockholders, the Proposal would compel the Board of Directors to seek stockholder approval prior to making any political contributions regardless of whether the Board of Directors agrees that such contributions would be in the best interests of the Company and its stockholders. See Grimes v. Donald, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995) ("Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."). As a result, the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources, Abercrombie, 123 A.2d at 899, thus, in our view, the Proposal would violate Delaware law. Accordingly, the Proposal not a proper matter for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented, would be invalid under Delaware law and is not a proper subject for action by the stockholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/NS